News Release	AMEX, TSX Symbol: NG

NovaGold Board Approves Start of Galore Creek Construction

June 5, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that it has received the necessary Federal and Provincial authorizations and permits to allow NovaGold’s Board of Directors to approve the start of construction for the Galore Creek copper-gold deposit in northwestern British Columbia.

Board approval for construction activities was contingent on receiving full Provincial and Federal authorization for the project. Federal authorization was posted to the Canadian Environmental Assessment Registry on June 4, 2007. Significant mobilization and other pre-construction activities have been carried out over past months. With key Provincial permits received and the surface lease offer accepted, yesterday’s Federal approval allows full construction to begin immediately.

“Since starting work on Galore Creek in 2003, NovaGold has tripled the size of the resource base, completed a thorough environmental and social assessment and moved diligently through the comprehensive permitting process,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “As equal partners, NovaGold and Teck Cominco will work closely with the Tahltan Nation and the Government of British Columbia to build a world-class mine that brings benefits to the province, local communities and our shareholders for decades to come.

“Galore Creek is an exciting project, and NovaGold would like to acknowledge the hard work and contributions from everyone involved who helped advance this project from an exploration stage to construction. We look forward to updating the market as the project advances toward its production target of 2012.”

About the Galore Creek Project

Located in northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold projects in the world. As envisioned, the Galore Creek deposit would be developed as an open-pit mine at a 65,000 tonnes-per-day processing rate over a minimum 20-year mine life. Management anticipates the project will create up to 1,000 jobs during the construction phase and approximately 500 full-time jobs during operation.

Galore Creek construction has been planned in two Phases. Phase 1 construction will focus on providing access to the Galore Creek Valley. Significant activities during Phase 1 include the construction of mine access roads, bridges, access tunnels, concentrate and diesel pipelines and a power transmission line from Bob Quinn to the Galore Creek Valley. Phase 1 construction is anticipated to take 24 months, with access to the Galore Creek Valley in the second half of 2009. Phase 2 construction will focus on mine facilities and earthworks, including construction of mine infrastructure, a tailings dam, open pit stripping and process plant facilities. Mine production start-up is anticipated to begin in mid-2012 after 3 months of commissioning.

In February 2006, NovaGold entered into a comprehensive agreement with the Tahltan First Nation to support development of the Galore Creek project. The agreement supports the Tahltan Nation’s principles of environmental stewardship, economic sustainability and self-determination and ensures collaboration throughout the Environmental Assessment review and the permitting process. On May 23, 2007, NovaGold announced its partnership with Teck Cominco to build the Galore Creek mine.

NovaGold has an option agreement with Copper Canyon Resources Ltd. on the adjoining Copper Canyon property, under which the Company is earning up to an 80% interest. NovaGold also has an option on the adjoining Grace properties with Pioneer Metals Corporation, under which the Company is earning a 60% interest. This option agreement is currently the subject of litigation between NovaGold and Pioneer.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. NovaGold recently announced its partnership with Teck Cominco to build the Galore Creek copper-gold mine in northwestern British Columbia, with NovaGold and Teck Cominco each owning 50% of the project once Teck Cominco has completed its partnership requirements. NovaGold owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, in a joint venture with Barrick Gold (30%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and exploration results, construction and production timing and cost estimates, anticipated permitting results and timing and future plans, actions, objectives and achievements of NovaGold, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; uncertainties involved in disputes and litigation, including disputes and litigation concerning Pioneer Metals and the Galore Creek and Grace properties; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financings; the need for cooperation of government agencies and First Nations groups in the exploration, permitting and development of NovaGold’s properties; the possibility of adverse developments in the financial markets generally; the possibility of delay in permitting, exploration, development or construction programs and uncertainties as to permit and approval requirements and meeting project milestones; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, in NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other information released by NovaGold and filed with the appropriate regulatory agencies.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Don MacDonald, CA
Senior Vice President & CFO

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227